# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nordicus Partners Corp, CIK 0001011060
CUSIP: 28265K205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 280 South Beverly Drive, Suite 505, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 12/19/2024
Filed by CIK 0001939150
Persons authorized to receive notices and communications: GK Partners ApS, Dyrehavevej 3B, Klampenborg, Denmark (G7), DK-2930, (45) 20 30 59 61

## Reporting persons
- GK Partners ApS (CIK 0001939150): type of reporting person: partnership (PN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,259,025; shared voting power 0; sole dispositive power 3,259,025; shared dispositive power 0; aggregate amount beneficially owned 3,259,025 (17.71% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nordicus Partners Corp
Address of issuer's principal executive offices: 280 South Beverly Drive, Suite 505, Beverly Hills, California (CA), 90212

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by GK Partners ApS (the "Reporting Person" or "GKP").
Residence or business address: The Reporting Person's business address is: Dyrehavevej 3B, DK-2930 Klampenborg, Denmark.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a private limited company (Anpartsselskab) organized in Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
The following chart shows the Shares acquired and sold by GKP since the last Schedule 13D was filed by GKP on December 10, 2024:

Date Acquired/Disposed Shares Cost Basis Note
December 19, 2024 Acquired 4,000 10.00 Warrant Exercised(1)
December 19, 2024 Acquired 6,000 10.00 Warrant Exercised
January 13, 2025 Acquired 1,504 8.97 Warrant Exercised
February 3, 2025 Acquired 11,528 4.00 Acquired in a private transaction
February 3, 2025 Disposed -1,982 4.00 Sold in a private transaction
February 3, 2025 Disposed -7,000 4.00 Sold in a private transaction
February 3, 2025 Disposed -7,513 4.00 Sold in a private transaction
February 3, 2025 Disposed -10,500 4.00 Sold in a private transaction
February 3, 2025 Disposed -5,500 4.00 Sold in a private transaction
February 3, 2025 Disposed -15,728 4.00 Sold in a private transaction
February 3, 2025 Disposed -6,000 4.00 Sold in a private transaction
February 3, 2025 Disposed -7,500 3.00 Sold in a private transaction
February 13, 2025 Acquired 11,224 8.91 Warrant Exercised
February 19, 2025 Disposed -1,994 4.00 Sold in a private transaction
February 19, 2025 Disposed -4,060 4.00 Sold in a private transaction
February 19, 2025 Disposed -4,047 4.00 Sold in a private transaction
February 19, 2025 Disposed -13,564 4.00 Sold in a private transaction
February 19, 2025 Disposed -10,000 4.00 Sold in a private transaction
February 19, 2025 Disposed -5,000 4.00 Sold in a private transaction
February 19, 2025 Disposed -7,000 4.00 Sold in a private transaction
February 19, 2025 Disposed -3,500 4.00 Sold in a private transaction
April 22, 2025 Acquired 10,000 5.00 Acquired via Subscription Agreement
May 2, 2025 Acquired 21,000 5.00 Acquired via Subscription Agreement
May 16, 2025 Acquired 12,000 5.00 Acquired via Subscription Agreement
May 22, 2025 Acquired 6,000 5.00 Acquired via Subscription Agreement
May 28, 2025 Disposed -109,750 0.00 Gifted in a private transaction
May 28, 2025 Acquired 113,095 0.00 Gifted from affiliate shareholder AC Nordic ApS
May 28, 2025 Disposed -49,953 0.00 Gifted in a private transaction
June 16, 2025 Acquired 7,000 4.44 Acquired in a private transaction
August 8, 2025 Disposed -23,300 2.00 Sold in a private transaction

(1) The shares that were issued pursuant to the exercise of the warrant refers to the warrant issued to GKP by the Company on April 1, 2022, to purchase 600,000 Shares at an exercise price of $10.00 per share (the "Warrant"). After giving effect to the transactions described in this Item, 0 shares remain unexercised under the Warrant.

The purpose of all of these transactions, both the acquisition and dispositions, was a part of the Reporting Person's long-term strategy for asset diversification and liquidity.

The foregoing transactions were exempt under the Securities Act of 1933, as amended (the "Securities Act"). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule, the Reporting Person beneficially owned 3,259,025 Shares, constituting 17.71% of the outstanding Shares. The percentage of Shares owned is based upon 18,399,038 Shares outstanding as of September 30, 2025, based on inquiry of the Company's transfer agent.
Number of shares as to which each person has sole or shared power to vote or dispose: GKP has the sole power to vote, direct the vote, dispose and direct the disposition of 3,259,025 Shares.
Transactions in the class effected during the past sixty days: The Shares were acquired on the dates set forth above.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- GK Partners ApS: /s/ Tom Glaesner Larsen, Tom Glaesner Larsen (10/14/2025)